SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 23, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 23, 2007, the Company reported the final results of the conversions of the convertible notes issued by the Company.

The information included in the table below reflects the Company’s capital stock before the issue of the convertible notes and after the conversion of such convertible notes.

Total of Convertible Notes issued (US$)	50,000,000
Total of Convertible Notes converted (US$)	49,910,874
Total of Warrants exercised	49,867,018
Total of Convertible Notes cancelled/paid (US$)	89,126

Outstanding shares as of the date of the issuance of the Convertible Notes	124,284,392
Total of shares issued as a result of the conversion of the Convertible Notes	98,288,366
Total of shares issued as a result of the exercise of the warrants	98,202,014

Outstanding shares after the conversions	320,774,772

As a result of the conversion of convertible notes and of the exercise of warrants as indicated in the table stated above, the debt related to the convertible notes has been totally cancelled and the Company’s capital stock has been fixed in the amount of Ps. 320,774,772, representing 320,774,772 common shares face value Ps. 1 and with a right to 320,774,772 votes.

Below reads a table synthesizing the capital stock and convertible notes status as of the issue date and of the maturity date on November 14, 2007, together with the proceeds received by the Company in connection with the exercise of warrants. As of this date, there are no outstanding warrants entitling holders to purchase shares.

	Outstanding Convertible Notes (face value US$)	Capital stock (outstanding shares)	Proceeds received in connection with exercise of warrants (US$)
As of the convertible notes issue date	50,000,000	124,284,392	—
After conversion (November 14, 2007)	—	320,774,772	59,834,487

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 26, 2007